FORM 13-502F1 -
CLASS 1 REPORTING ISSUERS - PARTICIPATION FEE

Reporting Issuer Name:	SPUR VENTURES INC.

Fiscal year end date used to
calculate capitalization:	December 31, 2006

Market value of listed or quoted securities:
Total number of securities of a class or series outstanding as at the issuer’s
	most recent fiscal year end			58,740,520 (i)

Simple average of the closing price of that class or series as of the last trading day of each of the months of the fiscal year (See clauses
	2.11(a)(ii)(A) and (B) of the Rule)		X	$1.0266 (ii)

	Market value of class or series			(i) x (ii) =	60,303,017	(A)

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the
	United States of America at the end of the fiscal year)				n/a	(B)

Market value of other securities:
(See Paragraph 2.11(b) of the Rule):
	(Provide details of how value was determined)				n/a	(C)

	(Repeat for each class or series of securities)				n/a	(D)

Capitalization

	(Add market value of all classes and series of securities)			(A) + (B) +(C)
				+ (D) =	60,303,017
Participation Fee

(From Appendix A of the Rule, select the participation fee beside the
	capitalization calculated above)				$3,200

New Reporting Issuers reduced participation fee, if applicable
	(See section 2.6 of the Rule)				n/a

Participation fee	X	Number of entire months remaining in the
		issuer’s fiscal year	=
12

Late Fee, if applicable
(As determined under section 2.5 of the Rule)

[for information purposes only – not part of the Form 13-502F1]

APPENDIX A – CORPORATE FINANCE PARTICIPATION FEES

Capitalization	Participation Fee
$0 to under $25 million	$600
$25 million to under $50 million	$1,300
$50 million to under $100 million	$3,200
$100 million to under $250 million	$6,700
$250 million to under $500 million	$14,700
$500 million to under $1 billion	$20,500
$1 billion to under $5 billion	$29,700
$5 billion to under $10 billion	$38,300
$10 billion to under $25 billion	$44,700
Over $25 billion	$50,300